UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  NEOPATH, INC.
                              -------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                       ---------------------------------
                         (Title of Class of Securities)


                                    640517108
                               ------------------
                                 (CUSIP Number)

                                  March 6, 1998
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 14 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 2 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                799,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 799,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            799,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.56%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 3 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                339,686
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                799,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 339,686
    With
                           8        Shared Dispositive Power
                                           799,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,138,686

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.92%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 4 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                169,141
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                799,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 169,141
    With
                           8        Shared Dispositive Power
                                          799,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            968,141

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    6.73%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 5 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                157,500
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 157,500
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            157,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.10%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 Pages


Item 1(a)           Name of Issuer:

                    Neopath, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    8271-154th Avenue NE, Redmond, WA 98052.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    ii)  Mr. George Soros ("Mr. Soros");

                    iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

                    iv) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), the Duquesne LLC Clients (as defined herein), Open Society Institute, a New York Trust ("OSI") of which Mr. Soros serves as one of several trustees, and Druckenmiller Foundation, a New York Trust ("DF") of which Mr. Druckenmiller serves as a trustee. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a member of the management committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                    The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)           Citizenship:

                    i)   SFM LLC is a Delaware limited liability company;

                    ii)  Mr. Soros is a United States citizen;

                                                              Page 7 of 14 Pages


                    iii) Mr. Druckenmiller is a United States citizen; and

                    iv)  Duquesne  LLC  is  a  Pennsylvania   limited  liability
                         company.

Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         640517108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         i) SFM LLC may be deemed to be the beneficial owner of the 799,000 Shares held for the account of Quantum Partners.

                         ii) Mr. Soros may be deemed the beneficial owner of 1,138,686 Shares. This number consists of (A) 799,000 Shares held for the account of Quantum Partners and (B) 339,686 Shares held for the account of OSI.

                         iii) Mr.  Druckenmiller  may be deemed  the  beneficial
                              owner of 968,141  Shares.  This number consists of
                              (A) 799,000 Shares held for the account of Quantum Partners, (B) 157,500 Shares held for the accounts of the Duquesne LLC Clients and (C) 11,641 Shares held for the account of DF.

                         iv) Duquesne LLC may be deemed the beneficial owner of the 157,500 Shares held for the accounts of Duquesne LLC Clients.

Item 4(b)           Percent of Class:

                         i) The number of Shares of which SFM LLC may be deemed to be the beneficial owner constitutes approximately 5.56% of the total number of Shares outstanding.

                         ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 7.92% of the total number of Shares outstanding.

                         iii) The  number of  Shares of which Mr.  Druckenmiller
                              may be deemed to be the beneficial owner constitutes approximately 6.73% of the total number of Shares outstanding.

                                                              Page 8 of 14 Pages



                         iv) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 1.10% of the total number of Shares outstanding.

Item 4(c)           Number of shares as to which such person has:

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:                 799,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   799,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                 339,686

          (ii) Shared power to vote or to direct the vote:               799,000

          (iii) Sole power to dispose or to direct the disposition of:   339,686

          (iv) Shared power to dispose or to direct the disposition of   799,000

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                 169,141

          (ii) Shared power to vote or to direct the vote:               799,000

          (iii) Sole power to dispose or to direct the disposition of:   169,141

          (iv) Shared power to dispose or to direct the disposition of:  799,000

          Duquesne LLC
          ------------

          (i)  Sole power to vote or to direct the vote:                 157,500

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   157,500

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                              Page 9 of 14 Pages


Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their account.

                    (iii)OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares, held for its account.

                    (iv) DF has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares, held for its account.

                  SFM LLC expressly disclaims beneficial ownership of any Shares held for the accounts of OSI, DF and the Duquesne LLC Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of DF and the Duquesne LLC Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held for the account of OSI. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the accounts of Quantum Partners, OSI and DF. The inclusion of the Shares held for the account of OSI herein shall not be deemed an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have beneficial ownership of such Shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 14 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998                    SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  March 6, 1998                    GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                                             Page 11 of 14 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr.  George  Soros in favor of Mr. Sean
               C.      Warren     and     Mr.      Michael     C.
               Neus..............................................          12

B.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr. Stanley F.  Druckenmiller  in favor
               of  Mr.  Sean  C.   Warren  and  Mr.   Michael  C.
               Neus..............................................          13

C.             Joint Filing  Agreement dated March 6, 1998 by and
               among Soros Fund Management LLC, Mr. George Soros,
               Mr. Stanley F.  Druckenmiller and Duquesne Capital
               Management, L.L.C.................................          14